KG 3/2

10025663

SEC Mail Processing Section
FEB 26 2010
Washington, DC 105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52494

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triangle Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Annapolis Drive
(No. and Street)

Raleigh (City) NC (State) 27608 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul D. Reynolds III (919) 838-3221
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor, Tillery & Roberts LLP
(Name – *if individual, state last, first, middle name*)

3605 Glenwood Ave. Suite 350 (Address) Raleigh (City) NC (State) 27619 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KG 3/11

OATH OR AFFIRMATION

I, Paul D. Reynolds III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triangle Securities LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Member

Title

Dorothy Moravec

Notary Public

commission exp. 4/26/11

DOROTHY MORAVEC NOTARY PUBLIC WAKE CO., NC

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRIANGLE SECURITIES, LLC

Financial Statements and
Supplemental Information

December 31, 2009 and 2008

(With Independent Auditors' Report Thereon)

TRIANGLE SECURITIES, LLC

Table of Contents

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Independent Auditors' Report

The Members
Triangle Securities, LLC:

We have audited the accompanying statements of financial condition of Triangle Securities, LLC (the "Company") as of December 31, 2009 and 2008, and the related statements of income, changes in members' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of the internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Triangle Securities, LLC as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained on pages 15 through 17 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Batchelor, Tillery & Roberts, LLP

February 24, 2010

TRIANGLE SECURITIES, LLC

Statements of Financial Condition

December 31, 2009 and 2008

		2009	2008
Assets			
Current assets:			
Cash and cash equivalents	$	101,143	107,018
Restricted cash		50,000	50,000
Receivable from clearing organization		27,179	13,757
Commissions receivable		32,467	23,139
Note receivable - member		90,000	-
Investment securities		138,233	201,551
Accrued interest		2,246	2,916
Prepaid expenses and other assets		31,348	35,324
Total current assets		472,616	433,705
Property and equipment, net		71,305	91,830
Customer list		1,221,800	1,221,800
	$	1,765,721	1,747,335
Liabilities and Members' Equity			
Current liabilities:			
Accounts payable		25,988	13,549
Accrued retirement		89,475	53,429
Commissions payable		49,389	41,093
Note payable		-	2,350
Total current liabilities		164,852	110,421
Members' equity		1,600,869	1,636,914
	$	1,765,721	1,747,335

See accompanying notes to financial statements.

TRIANGLE SECURITIES, LLC

Statements of Income

Years ended December 31, 2009 and 2008

	2009	2008
Revenues:		
Investment advisory fees	$ 2,415,323	2,845,090
Commission income	501,254	708,777
Other	141,764	169,620
	3,058,341	3,723,487
Expenses:		
Compensation and related benefits	1,339,215	1,679,713
Commission expense	392,707	510,293
Clearing and execution charges	156,135	186,306
Occupancy and equipment rental	139,323	209,737
Communications	120,102	123,766
Consulting fees	36,023	49,617
Other operating expenses	232,345	292,407
	2,415,850	3,051,839
Operating income	642,491	671,648
Other income (expense):		
Net realized and unrealized gains (losses) on investment securities	8,650	(35,650)
Interest and dividend income	10,707	15,438
Loss on disposal of assets	(745)	-
Interest expense	(61)	(2,759)
	18,551	(22,971)
Net income	$ 661,042	648,677

See accompanying notes to financial statements.

TRIANGLE SECURITIES, LLC

Statements of Changes in Members' Equity

Years ended December 31, 2009 and 2008

	Member units		Total members' equity
Balance as of December 31, 2007	2,575	$	1,589,237
Members' draws	-		(601,000)
Net income	-		648,677
Balance as of December 31, 2008	2,575		1,636,914
Members' draws	-		(697,087)
Net income	-		661,042
Balance as of December 31, 2009	2,575	$	1,600,869

See accompanying notes to financial statements.

TRIANGLE SECURITIES, LLC

Statements of Cash Flow

Years ended December 31, 2009 and 2008

		2009	2008
Cash flows from operating activities:			
Net income	$	661,042	648,677
Adjustments to reconcile net income to net cash provided by operating activites:			
Net realized and unrealized (gains) losses on investment securities		(8,650)	35,650
Loss on disposal of assets		745	-
Depreciation and amortization		33,811	40,906
Changes in operating assets and liabilities:			
Receivable from clearing organization		(13,422)	21,514
Commissions receivable		(9,328)	39,228
Prepaid expenses and other		4,646	19,701
Accounts payable		12,439	(19,487)
Accrued retirement		36,046	(102,896)
Commissions payable		8,296	(13,917)
Net cash provided by operating activities		725,625	669,376
Cash flows from investing activities:			
Proceeds from sales of investment securities		71,968	75,232
Note receivable - member		(90,000)	-
Capital expenditures		(14,031)	(11,979)
Purchases of investment securities		-	(39,388)
Net cash (used in) provided by investing activities		(32,063)	23,865
Cash flows from financing activities:			
Principal payments on long-term obligations		(2,350)	(13,709)
Members' draws		(697,087)	(601,000)
Net cash used in financing activities		(699,437)	(614,709)
Net (decrease) increase in cash and cash equivalents		(5,875)	78,532
Cash and cash equivalents, beginning of year		107,018	28,486
Cash and cash equivalents, end of year	$	101,143	107,018

See accompanying notes to financial statements.

(1) Organization

Triangle Securities, LLC (the "Company") is a limited liability company formed in the state of North Carolina on February 4, 2000 and will terminate on December 31, 2025. The Company is registered as a registered investment advisor with the Securities and Exchange Commission (SEC) and is a broker-dealer and member of the Financial Industry Regulatory Authority (FINRA). The Company's equity securities are cleared through a clearing broker-dealer. The clearing broker-dealer, on behalf of the Company and for a fee, conducts and confirms security trades, handles security movements and maintains the customers' security accounts. The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities. The Company receives commissions associated with the sale and purchase of securities. In addition to the foregoing, most of the Company's revenue is derived from investment advisory fees.

(2) Summary of Significant Accounting Policies

Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all investments with an original maturity of three months or less to be cash equivalents.

Receivable from Clearing Organization

The Company clears customer transactions through another broker-dealer on a fully disclosed basis. Commissions owed the Company from a clearing broker have been recorded as receivable from clearing organization.

Investment Securities

The Company's securities are bought and held principally for the purpose of selling them in the near term and are classified as trading securities. Trading securities are recorded at fair value on the statement of financial condition, with the change in fair value during the period included in operations. Securities not readily marketable are valued at fair value as determined by management.

(2) Summary of Significant Accounting Policies, Continued

Fair Value Measurements

For determining fair value measurements, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Management follows an established framework for measuring fair value. That framework provides a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs that may be used to measure fair value are described below:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3: one or more significant inputs or significant value drivers are unobservable or based on market assumptions

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided using double declining balance and straight-line methods over the estimated useful lives of the related assets, which are as follows:

Description	Estimated Useful Life
Furniture	7 years
Equipment	5-7 years
Vehicle	5 years
Landscaping	15 years
Leasehold improvements	39 years
Software	3 years

Expenditures for repairs and maintenance are charged to expense as incurred. The costs of major renewals and betterments are capitalized. The cost and related accumulated depreciation and amortization of property and equipment are removed from the accounts upon retirement or other disposition and any resulting gain or loss is reflected in operations for the period.

(2) Summary of Significant Accounting Policies, Continued

Customer List

Intangible assets are reviewed annually for potential impairment. Whenever events or circumstances indicate that carrying amounts may not be recoverable an impairment loss is recognized. During 2009 and 2008, the Company determined that, based on estimated future cash flows, the carrying amount of the customer list did not exceed its fair value. Accordingly, no impairment loss has been recognized during 2009 or 2008.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Investment advisory fees are received quarterly, but are recognized as earned on a pro rata basis.

Advertising Expense

Advertising costs are expensed as incurred and totaled $5,194 for 2009 and $2,137 for 2008.

Income Taxes

Effective January 1, 2006, the Company has elected to be treated as an S Corporation for income tax purposes. Therefore, the Company's income and expenses are included in the individual income tax returns of the Company's members. Accordingly, the financial statements do not reflect a provision for income taxes.

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents which accounts are insured by the Federal Deposit Insurance Corporation up to $250,000 at each financial institution. There are no cash equivalents greater than the FDIC limit as of December 31, 2009.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Receivables from Clearing Organization

Amounts receivable from clearing organization consist of net commissions totaling $27,179 as of December 31, 2009 and $13,757 as of December 31, 2008.

(4) Investment Securities

Investment securities consist of the following:

	2009	
	Net unrealized losses	Estimated fair value
Municipal bond securities	$ (359)	$ 138,233

	2008	
	Net unrealized losses	Estimated fair value
Municipal bond securities	$ (9,178)	$ 201,551

(5) Fair Value Measurements of Financial Instruments

Financial instruments other than investment securities held by the Company include cash and cash equivalents, receivables, note receivable, and payables. The Company believes that the carrying amount of these financial instruments approximates their fair value.

A financial asset or liability's classification within the valuation hierarchy is determined based on the lowest level input that is significant to the fair value measurement. Investment securities includes municipal bonds for which quoted market prices are not available and are valued based on yields currently available on comparable securities of issuers and as such are categorized as Level 2.

(6) Property and Equipment

Property and equipment consist of the following:

		2009	2008
Equipment	$	128,669	146,259
Furniture		91,214	91,214
Vehicle		68,632	68,632
Leasehold Improvements		8,474	8,474
Landscaping		37,287	37,287
Software		22,791	22,791
		357,067	374,657
Less accumulated depreciation and amortization		(285,762)	(282,827)
	$	71,305	91,830

(7) Note Payable

The note payable totaling $2,350 as of December 31, 2008 consisted of a 4.79% note payable to a financial institution with monthly installments of $1,182 including interest through March 2009. This note was paid in full during 2009.

(8) Commitments and Contingencies

Clearing Agreement

On August 1, 2000, the Company entered into an agreement with a broker-dealer (Clearing broker-dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing broker-dealer, fully disclosing the customer name and other information. Effective January 1, 2008, the Company renewed their agreement with the Clearing broker-dealer under the same terms described below. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing broker-dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing broker-dealer on the Company's behalf. In consideration for introducing customers to the Clearing broker-dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing broker-dealer.

(8) Commitments and Contingencies, Continued

Clearing Agreement, Continued

As part of the terms of the agreement between the Company and the Clearing broker-dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing broker-dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing broker-dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

The initial term of the clearing agreement was three years and is automatically renewed for additional one-year terms unless notification of termination by either party occurs. Under terms of the agreement, the Company is required to maintain net capital, computed in accordance with SEC Rule 15c3-1, of at least $75,000 in excess of the minimum amount required by SEC Rule 15c3-1. As of December 31, 2009, the Company meets this net capital requirement. Also under the clearing agreement, the Company is required to maintain a $50,000 cash deposit with the Clearing broker-dealer. This cash deposit is included in restricted cash on the statement of financial condition as it is maintained in a money market account by the Clearing broker-dealer and titled to the Company.

On February 5, 2008, the Company entered into an investment manager service agreement with Charles Schwab Institutional ("Schwab"). Pursuant to this agreement, the Company will forward customer securities transactions to Schwab, fully disclosing the customer name and other information. The processing pertaining to the security transactions is performed by Schwab. The customer account is therefore maintained and recorded in the books and records of Schwab on the Company's behalf. The agreement may be modified or terminated by either party upon thirty days written notice.

Marketing Agreements

On January 1, 2008, the Company amended and restated a joint marketing agreement held with a former member of the Company. The former member will refer clients to the Company for asset management services. Pursuant to the terms of the agreement, the Company has agreed to pay the entity 25% of aggregate investment advisory fees received by the Company during the annual period beginning January 1 and ending December 31 from current customers referred by the entity. The fee is payable in quarterly installments. Either party may terminate the agreement upon ninety days written advance notice to the other party. The Company terminated the agreement during 2009 and currently has no plans to renew the agreement.

(8) Commitments and Contingencies, Continued

Marketing Agreements, Continued

The Company also entered into marketing agreements with two financial institutions dated November 3, 2003 and September 26, 2006, respectively. Pursuant to the terms of these agreements, the Company has agreed to pay these financial institutions 25% of investment advisory fees received by the Company during the annual period beginning January 1 and ending December 31 from current customers referred by the financial institutions. The fee is payable within 30 days after the end of the calendar quarter during which the investment commission or investment advisory fee is received by the Company. Either party may terminate the agreement upon 30 days advance written notice to the other party. The Company terminated the agreement dated November 3, 2003 during 2008 and currently has no plans to renew the agreement.

Consulting Agreement

On July 1, 2009, the Company entered into a consulting agreement. Pursuant to the terms of the agreement, the consultant will act as a fixed income research analyst tasked with developing fixed income strategies for Company clients for a monthly fee of $5,000. Either party may terminate the agreement for any reason on thirty days written notice.

(9) Members' Equity

Under the members' operating agreement, a member of the Company may sell, pledge, assign or otherwise transfer any part or all of such member's units to another person only upon obtaining the prior written consent of a majority in interest of the members. Upon the death of any individual member, the member's interest may be transferred to the member's estate, and the estate may thereafter transfer such units to the spouse, lineal descendants, or ancestors of the member, or any trust(s) for the benefit thereof.

(10) Leases

The Company leases its facilities from an entity affiliated by common ownership. The lease is classified as an operating lease and was amended during 2008, to provide for minimum annual rentals of $135,000 commencing on June 1, 2008 and ending May 31, 2013. A second amendment was signed subsequent to December 31, 2008, which provided for minimum annual rental of $60,000 for the year ended December 31, 2009, and then reverting back to the first amendment lease payments on January 1, 2010.

During 2009 and 2008, the Company paid $60,000 and $128,750 in rent to this affiliated entity. The Company also paid all property taxes and insurance on this facility in accordance with the lease.

(10) Leases, Continued

The Company also leases office equipment under a non-cancelable lease expiring in October 2010. Total office equipment rent expense was $4,518 and $4,623 for 2009 and 2008, respectively.

Minimum future rental payments for all operating leases having remaining terms in excess of one year as of December 31, 2009 are as follows:

Year ending December 31,	
2010	$ 138,150
2011	135,000
2012	135,000
2013	56,250
	$ 464,400

(11) Related Party Transactions

During 2009, the Company received management fees totaling approximately $33,000 from Triangle Securities Wealth Management Company, an entity affiliated by common ownership. Triangle Securities Wealth Management Company was established by a member of the Company as a registered investment advisor.

The Company has an outstanding note receivable of $90,000 as of December 31, 2009 with a member of the Company. The note and all accrued interest were repaid by January 12, 2010.

See note 10 concerning the Company's facilities lease.

(12) Retirement Plan

The Company has a qualified deferred compensation plan in the form of a profit sharing plan with a section 401(k) provision. The Plan covers all employees of the Company who have completed one year of eligible service and are at least twenty-one years of age. Eligible participants make contributions to the plan through voluntary contributions. The Company may elect to make discretionary matching contributions under the Plan. No discretionary matching contributions were made for 2009 or 2008. The Plan also allows for discretionary profit sharing contributions and required contributions to meet top-heavy minimum funding requirements. These contributions totaled $89,475 and $53,429 for 2009 and 2008, respectively.

(13) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital not exceed 15 to 1, as defined. As of December 31, 2009, the Company had net capital of $180,120 which was $130,120 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.92 to 1.

The Company qualifies under the exemption provisions of Rule 15c3-3, paragraph (k)(2)(ii), as the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. Under this exemption, the Company is not required to maintain a reserve account for the benefit of customers.

(14) Subsequent Events

The date to which events occurring after December 31, 2009, the date of the most recent statement of financial condition, have been evaluated for possible adjustment to the financial statements or disclosure is February 24, 2010, which is the date the financial statements were available to be issued.

TRIANGLE SECURITIES, LLC

Supplemental Schedules of Computation of Net Capital and Aggregate Indebtedness
Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2009 and 2008

	2009	2008
Net Capital:		
Members' equity	$ 1,600,869	1,636,914
Deductions:		
Non-allowable assets	1,414,288	1,348,972
Haircuts on securities	6,461	10,907
Net capital	$ 180,120	277,035
Aggregate Indebtedness:		
Items included in statement of financial condition:		
Accounts payable	$ 25,988	13,549
Accrued retirement	89,475	53,429
Commissions payable	49,389	41,093
Note payable	-	2,350
Total aggregate indebtedness	$ 164,852	110,421
Computation of Basic Net Capital Requirement:		
Minimum net capital requirement (6 2/3% of total aggregate indebtedness) (A)	$ 10,990	7,361
Minimum dollar net capital requirement (B)	$ 50,000	50,000
Net capital requirement - greater of (A) or (B)	$ 50,000	50,000
Excess net capital	$ 130,120	227,035
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 163,635	265,993
Ratio of aggregate indebtedness to net capital	0.92	0.40
Reconciliation with Company's computation (included in Part IIA Form X-17A-5 as of December 31, 2009):		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS Report	$ 220,095	262,950
Audit adjustments:		
Accrued commissions	-	13,399
Accounts payable and accrued retirement	(39,975)	686
Net capital per above	$ 180,120	277,035

TRIANGLE SECURITIES, LLC

Supplemental Schedule of Computation for Determination
of Reserve Requirements Pursuant to Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2009 and 2008

The Company claims exemption from Rule 15c3-3 under paragraph (k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

TRIANGLE SECURITIES, LLC

Supplemental Schedule of Computation and Reconciliation
of Net Capital Pursuant to Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2009 and 2008

The Company claims exemption from Rule 15c3-3 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in (k)(2)(ii) of the Rule.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

The Members
Triangle Securities, LLC:

In planning and performing our audit of the financial statements of Triangle Securities, LLC (the "Company") as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the Financial Industry Regulatory Authority, Inc. and any other regulatory agencies that may rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 24, 2010

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Members
Triangle Securities, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Triangle Securities, LLC (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries (General Ledger-Regulatory Fees-Firm and Cash Disbursements Journal for January 2009-December 31, 2009) noting no differences;

2) Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3) Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers (SIPC Assessment – For period starting April 1, 2009) noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers (SIPC Assessment- For period starting April 1, 2009) supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 24, 2010